Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of Frontier Oil Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the Company’s change in its inventory valuation method for crude oil, unfinished products, and finished products to the last-in, first-out (LIFO) method from the first-in, first-out (FIFO) method) and the effectiveness of Frontier Oil Corporation’s internal control over financial reporting dated February 24, 2010, appearing in the Annual Report on Form 10-K of Frontier Oil Corporation for the year ended December 31, 2009.

Deloitte & Touche LLP

Denver, Colorado
June 16, 2010